One Financial Center Boston, MA 02111 617-542-6000 mintz.com

July 19, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Office of Life Sciences

Re: Locust Walk Acquisition Corp.

Registration Statement on Form S-4

Filed June 14, 2021

No. 333-257091 (the “Registration Statement”)

Ladies and Gentlemen:

We are submitting this letter on behalf of Locust Walk Acquisition Corp. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 13, 2021 (the “Comment Letter”) from the Division of Corporation Finance, Office of Life Sciences, to Chris Ehrlich, Chief Executive Officer of the Company, relating to the above-referenced Registration Statement. In conjunction with this letter, the Company is filing an amendment to the Registration Statement on Form S-4 (the “Amended Registration Statement”) with the Commission.

For convenient reference, we have set forth below in italics each of the Staff’s comments set forth in the Comment Letter and have keyed the Company’s responses to the numbering of the comments and the headings used in the Comment Letter. All of the responses are based on information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by representatives of the Company. Where appropriate, the Company has responded to the Staff’s comments by making changes to the applicable disclosure in the Amended Registration Statement. Page numbers referred to in the responses reference the applicable pages of the Amended Registration Statement. Terms not otherwise defined shall have the meanings set forth in the Amended Registration Statement.

Registration Statement on Form S-4

Cover Page

1.	Please revise the prospectus cover page to disclose the expected ownership percentages in the combined company of LWAC’s public stockholders, the Sponsor and eFFECTOR’s stockholders.

Response: The Company has revised the disclosure on the cover page of the Amended Registration Statement to include information about the expected ownership percentages of the Combined Company following the Closing by eFFECTOR’s stockholders, PIPE investors, LWAC’s public stockholders and the Sponsor.

BOSTON    LONDON    LOS ANGELES    NEW YORK    SAN DIEGO    SAN FRANCISCO    WASHINGTON

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

MINTZ July 19, 2021 Page 2

Questions and Answers about the Proposals, page 5

2.

We note your disclosure on page 37 that the combined company intends to apply to list its shares on the Nasdaq Capital Market. Please disclose in this section, where appropriate, and on the cover page when you will file the initial listing application for the combined company and whether Nasdaq’s determination will be known at the time that stockholders are asked to vote on the merger agreement.

Response: The Company has added disclosures, noting that it has submitted an initial listing application for the Combined Company’s common stock on the Nasdaq Capital Market, on the cover page and on pages 8, 23, 35 and 119 of the Amended Registration Statement. The Company will make a public disclosure once Nasdaq approval is received.

3.

Please revise your disclosure, where applicable, to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

Response: The Company has added risk factor disclosure regarding the potential impact of redemptions on the value of shares owned by non-redeeming stockholders on page 37 of the Amended Registration Statement to address the Staff’s Comment 3.

Q: Are any of the proposals conditioned on one another?, page 6

4.	Please revise, where appropriate (including here and on page 18), to identify which conditions to the completion of the merger may be waived. We refer to your disclosure on pages 99 and 100.

Response: The Company has revised the disclosures on pages 6, 13, 14, 19, 103 and 104 of the Amended Registration Statement, noting that any of the conditions to the completion of the Merger may be waived to the extent permitted by applicable law, to address the Staff’s Comment 4.

Q: Am I required to vote against the Transaction..., page 9

5.	Please revise to clarify, if true, that shareholders have redemption rights regardless of whether they abstain or do not vote on the business combination.

Response: The Company has revised the disclosures on pages 9, 22 and 120 of the Amended Registration Statement, clarifying that public stockholders of LWAC have redemption rights regardless of whether they vote for or against or abstain from voting on the Transaction Proposal, to address the Staff’s Comment 5.

Risks Related to eFFECTOR’s Business, page 23

6.

We refer to your disclosure on page 48 relating to the FDA’s partial clinical hold on your Phase 2b KICKSTART clinical trial of your lead product candidate, tomivosertib. Please include disclosure of this partial clinical hold here and in your risk factor disclosure on pages 49 and 50 and discuss the impact this partial clinical hold may have on the enrollment of patients in your clinical trials. Please also add related disclosure and explain the underlying reasons for the partial clinical hold where you discuss the Phase 2b KICKSTART trial under the heading “Business of eFFECTOR.”

Response: The Company has revised the disclosure on pages 25, 53, 54, 159 and 175 of the Amended Registration Statement to address the Staff’s Comment 6.

MINTZ July 19, 2021 Page 3

Risks Related to LWAC’s Business and Business Combination

If LWAC’s due diligence investigation of eFFECTOR was inadequate..., page 35

7.

Please disclose the material risks, where appropriate, to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

Response: The Company has added risk disclosure on page 38 of the Amended Registration Statement to address the Staff’s Comment 7.

LWAC’s directors and officers may have certain conflicts in determining to recommend the acquisition..., page 36

8.

Please revise to highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate. Please also clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

Response: The Company has revised the disclosure on pages 8, 23, 40, 118 and 119 of the Amended Registration Statement to address the Staff’s Comment 8.

Our Proposed Charter will provide that the Court of Chancery of the State of Delaware..., page 40

9.

Please revise your disclosure here and on page 289 to clarify whether the exclusive forum provision will apply to actions arising under the Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. To the extent that your exclusive forum provision will not apply to actions arising under the Exchange Act, please revise your proposed charter to make this clear.

Response: The Company has revised the disclosures on pages 44, 123, 238, 254 and B-7 of the Amended Registration Statement to address the Staff’s Comment 9.

Risks Related to eFFECTOR

We are dependent on the Pfizer Agreement for the discovery..., page 60

10.

We refer to your disclosure on page 60 that Pfizer may unilaterally terminate the agreement for convenience “under certain circumstances,” which you disclose could materially and adversely affect your business. Please expand your disclosure of the termination provision and the specific circumstances under which Pfizer may unilaterally terminate the agreement.

Response: The Company has revised the disclosure on page 63 of the Amended Registration Statement to address the Staff’s Comment 10, to clarify Pfizer’s unilateral termination rights.

If we fail to maintain proper and effective internal control..., page 88

11.

You disclose on page 89 that you had identified a material weakness in internal control over financial reporting. Please revise your disclosure in this risk factor to specifically identify any material weaknesses identified and whether they have been remediated, if applicable.

Response: The Company has revised the disclosure on page 93 of the Amended Registration Statement to include the information about the material weakness requested by the Staff’s Comment 11.

MINTZ July 19, 2021 Page 4

Background of the Business Combination, page 106

12.

Please identify the individuals and/or parties who participated in the meetings and discussion described throughout this section. By way of example only, please identify the representatives of the LWAC Board, its scientific advisory board, and Locust Walk Partners who met in March 2021.

Response: The Company has revised the disclosures from page 110 to page 117 of the Amended Registration Statement to include the information requested by the Staff’s Comment 12.

13.

Please revise your disclosure in this section to describe how the LWAC Board arrived at a valuation of $425 million for eFFECTOR. Address in your revisions the methodology employed in reaching the valuation. We note your disclosure that Locust Walk Partners presented an analysis of the valuation of eFFECTOR based on comparable public companies. Please revise to explain the extent to which the LWAC Board considered such analysis in reaching the valuation and if material, discuss the analysis, its conclusions and underlying assumptions. Additionally, we note your disclosure that LWAC sent an initial draft letter of intent to eFFECTOR in which it proposed the terms of a business combination. Please revise to clarify how the transaction structure and consideration evolved during the negotiations, including the proposals and counter-proposals made during the course of the negotiations, with respect to the material terms of the merger, including the exchange ratio and earn-out consideration.

Response: The Company has added the disclosure on pages 114 and 115 of the Amended Registration Statement to include an expanded discussion of the process employed in reaching the valuation of eFFECTOR and the negotiations around the material terms of the Transaction following the initial draft letter of intent in order to address the Staff’s Comment 13.

Business of eFFECTOR, page 152

14.

Please clarify the meaning of scientific or technical terms the first time they are used in order to ensure that lay readers will understand the disclosure. For example, please briefly explain what you mean by terms such as aspartate aminotransferase and alanine aminotransferase, oncoproteins, phosphorylate, nanomolar, stable disease and mPFS.

Response: The Company has revised the disclosures on pages 55, 157, 158, 159, 166, 171, 172 and 175 of the Amended Registration Statement to address the Staff’s Comment 14.

15.

We refer to your disclosure that your lead product candidate, tomivosertib, is currently being evaluated in combination with an FDA-approved inhibitor called KEYTRUDA (also known as pembrolizumab). Please revise to clarify that KEYTRUDA is a frontline therapy that is owned and developed by a third party.

Response: The Company has revised the disclosures on page 159 of the Amended Registration Statement to address the Staff’s Comment 15.

MINTZ July 19, 2021 Page 5

Tomivosertib Mechanism of Action..., page 161

16.

You disclose on page 162 that tomivosertib has been shown to downregulate several immunosuppressive proteins as shown in Figures 5 and 6. Please expand your disclosure to address related statistical significance and/or p-values.

Response: The Company has revised the disclosures on page 167 of the Amended Registration Statement to address the Staff’s Comment 16.

Phase 1 Dose Escalation Trial in Cancer Patients..., page 165

17.	The graphic identified as Figure 10 on page 166 contains text that is illegible. Please revise accordingly.

Response: The Company has updated Figure 10 on page 171 of the Amended Registration Statement to address the Staff’s Comment 17.

Phase 2a Trial of Tomivosertib..., page 167

18.

We note your disclosure on page 167 stating that adverse events observed with tomivosertib in your Phase 2a trial were generally grade 1 or 2 in severity. Please disclose the number of patients that experienced adverse events and whether any adverse events of greater severity than grade 1 or 2 were observed. Please also include disclosure in your risk factor disclosure on page 51.

Response: The Company has revised the disclosure on pages 55 and 172 of the Amended Registration Statement to address the Staff’s Comment 18.

Manufacturing, page 181

19.

We note your risk factor disclosure that you currently rely on single manufacturers for different aspects of your two product candidates. Please expand your disclosure here to discuss your sources, including the names of any principal suppliers or manufacturers. See Item 101(h)(4)(v) of Regulation S-K.

Response: The Company has expanded the disclosure on page 186 of the Amended Registration Statement to address the Staff’s Comment 19.

Exclusive License Agreement with the Regents of the University of California (“UCSF”), page 182

20.

Please revise your disclosure to clarify whether any milestones have been met under the UCSF License Agreement and state the aggregate amount paid to date. Please also disclose when the last-to-expire patent right is scheduled to expire under the UCSF Translational Profiling Patent Rights referenced in the third paragraph on page 183.

Response: The Company has expanded the disclosure on page 188 of the Amended Registration Statement to address the Staff’s Comment 20.

21.	We refer to your disclosure on page 183 relating to certain minimum annual royalty payments to be made to UCSF in certain circumstances. Please revise to disclose the minimum annual payments.

Response: The Company has expanded the disclosure on page 188 of the Amended Registration Statement to address the Staff’s Comment 21.

MINTZ July 19, 2021 Page 6

22.

We note your disclosure on page 183 regarding your election to terminate your obligations to pay the patent prosecution costs with respect to certain products identified as PRPS-2 Products in the UCSF license agreement and thus relinquish your rights in such products. Please expand your disclosure of the specific products and the materiality of such products to your patent portfolio and business.

Response: The Company has expanded the disclosure on page 188 of the Amended Registration Statement to address the Staff’s Comment 22.

Intellectual Property, page 183

23.

Please revise to disclose the applicable jurisdictions of eFFECTOR’s foreign patents and pending foreign patent applications with respect to each patent portfolio family disclosed on pages 183 and 184. We also note your disclosure of the expected expiration dates for the patents that are issued from the various pending patent applications under each patent portfolio family. Please revise to disclose when the existing issued US and foreign patents will expire under each patent family referenced.

Response: The Company has revised the disclosure on page 189 of the Amended Registration Statement to include the information requested by the Staff’s Comment 23.

Competition, page 185

24.

We refer to your disclosure on page 153 that the market value for anti-PD-(L)1 therapies for the treatment of patients with metastatic NSCLC is approximately $12 billion. You also disclose on page 185 that certain of your competitors are focused on therapies targeting similar target indications, such as NSCLC or breast cancer, while other competitors have FDA-approved PD-1 or PD-L1 inhibitors and are actively testing checkpoint inhibitors. Please disclose whether any of the identified competitors are utilizing checkpoint inhibitors specifically for the treatment of NSCLC or breast cancer.

Response: The Company has revised the disclosure on page 191 of the Amended Registration Statement to include address the Staff’s Comment 24.

Management’s Discussion and Analysis of Financial Condition and Results of Operation of eFFECTOR

Liquidity and Capital Resources, page 203

25.	Please revise this section, where appropriate, to discuss the material terms of eFFECTOR’s federal DARPA grant agreement.

Response: The Company has added disclosure on page 209 of the Amended Registration Statement to address the Staff’s Comment 25.

Unaudited Pro Forma Condensed Combined Financial Statements

Note 1 - Description of the Business Combination, page 219

26.	We note the table of the pro forma shares assuming no redemption. Please provide a similar table of the pro forma shares assuming maximum redemption.

Response: The Company has added the table on page 226 of the Amended Registration Statement to address the Staff’s Comment 26.

MINTZ July 19, 2021 Page 7

Security Ownership of Certain Beneficial Owners and Management, page 249

27.	Please revise to identify the natural persons with voting and/or dispositive control of the shares held by SR One Capital Fund I Aggregator, L.P.

Response: The Company has updated Footnote 6 to the beneficial ownership table on page 257 of the Amended Registration Statement to address the Staff’s Comment 27.

28.

We note you have indicated in the Exhibit index that certain of the exhibits and schedules to Exhibits 10.13 and 10.14 have been omitted pursuant to Item 601 of Regulation S-K. Your header to Exhibit 10.13 also states that you have made a request for confidential treatment. However, it appears that you have omitted information from these exhibits in reliance upon Item 601(b)(10)(iv) of Regulation S-K. If true, please revise your disclosure accordingly.

Response: The Company has revised the applicable footnote to the Exhibit Index of the Amended Registration Statement to address the Staff’s Comment 28.

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MINTZ July 19, 2021 Page 8

We hope that the above responses and the related revisions reflected in the Amended Registration Statement will be acceptable to the Staff. Please do not hesitate to call me at 858-314-1880 or William C. Hicks of this firm at 617-348-1799 with any comments or questions regarding the Amended Registration Statement and this letter. We thank you for your time and attention.

Sincerely,

/s/ Scott M. Stanton, Esq.
Scott M. Stanton, Esq.

cc:

Locust Walk Acquisition Corp.

Chris Ehrlich

Daniel Geffken

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

William C. Hicks, Esq.

Marc D. Mantell, Esq.